Exhibit 4

From: CEB

Sent: Friday, January 08, 2016 4:08 PM

To: Armstrong, Beau; James C. Leslie; Michael D. Madden; Charles W. Porter; James E. Joseph; John G. Wenker

Subject: Change of Control

TO: BOARD OF DIRECTORS OF STRATUS PROPERTIES

Re: Change of Control Agreement between Stratus Properties Inc. and William H. Armstrong III Gentlemen:

As you know, I am a long-time stockholder — and the largest stockholder — in Stratus. I sent each of you a letter dated December 19, 2015, outlining my concerns about Stratus.

Today, I have nominated two candidates for election to the Stratus Board of Directors at the 2016 Annual Meeting of Stockholders that is expected to occur in May. With my vigorous support behind them, I believe those candidates will have an excellent chance of replacing the current Class III directors whose terms expire at that Annual Meeting of Stockholders: Messrs. Armstrong and Porter.

In my December 19 letter, I pointed out the Change of Control Agreement referenced above, which expires March 31, 2016. The Board may be asked prior to March 31 or any time thereafter to approve the renewal or extension of that agreement, or enter into another similar agreement. As mentioned in my December letter, when that agreement (and the similar agreement Stratus has with Erin Pickens) comes up for renewal, the directors will have to assess whether renewing or extending those golden parachutes would be consistent with proper performance of their fiduciary duties and whether those golden parachutes would truly serve the best interests of all of the Stratus shareholders. As the largest shareholder, I can assure you that I strongly oppose any golden parachutes and I firmly believe a majority of shareholders would agree with me.

I am writing this letter to urge each director to take into consideration, in casting a vote on renewing Armstrong’s Change of Control Agreement, whether it would be in the best interests of all of the Stratus shareholders and if it would be a waste of corporate assets to grant a rich golden parachute, or, for that matter, any golden parachute agreement, to an individual who, just a few weeks later, will likely be displaced from the board by a vote of the Stratus shareholders. As the largest shareholder, I believe most shareholders find the quality of Armstrong’s stewardship of Stratus wholly unacceptable.

Sincerely,

Carl E. Berg

Phone: (408) 725-0700 x1

Cell: (408) 455-0670